Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Cobalt International Energy, L.P.	Delaware
Cobalt GOM LLC	Delaware
Cobalt GOM #1 LLC	Delaware
Cobalt GOM #2 LLC	Delaware
Cobalt International Energy Overseas Ltd.	Cayman Islands
Cobalt International Energy Angola Ltd.	Cayman Islands
CIE Angola Block 9 Ltd.	Cayman Islands
CIE Angola Block 20 Ltd.	Cayman Islands
CIE Angola Block 21 Ltd.	Cayman Islands
Cobalt International Energy Gabon Ltd.	Cayman Islands
CIE Gabon Diaba Ltd.	Cayman Islands